Exhibit 10.1

TAX MATTERS AGREEMENT
This Tax Matters Agreement (the “Agreement”) is entered into as of November 9, 2015, by and between DARDEN RESTAURANTS, INC., a Florida corporation (“Darden”), and FOUR CORNERS PROPERTY TRUST, INC., a Maryland corporation and currently an indirect, wholly-owned subsidiary of Darden (“FCPT”).
RECITALS
WHEREAS, as of the date hereof, Darden is the common parent of an affiliated group of domestic corporations within the meaning of section 1504(a) of the Code, and the members of the affiliated group have heretofore joined in filing consolidated federal income Tax Returns;
WHEREAS, the Parties have entered into the Separation and Distribution Agreement, pursuant to which, Darden and its Subsidiaries will transfer the Assigned Assets to FCPT and its Subsidiaries in actual or constructive exchange for (i) the assumption or incurrence, as applicable, by FCPT and certain of its Subsidiaries of the Assumed Liabilities (as hereinafter defined), (ii) the issuance by FCPT to Darden and its Subsidiaries of all of the outstanding shares of the common stock, par value $0.0001 per share, of FCPT (the “FCPT Common Stock”) other than the ten (10)) shares of FCPT already held by RARE Hospitality International, Inc. (a Subsidiary of Darden) on the date hereof, and (iii) the transfer by FCPT, directly or indirectly, to Darden and its Subsidiaries of the Cash Payment (as hereinafter defined), all as more fully described in this Agreement and the Transaction Agreements (together with the other internal reorganization steps set forth in the Plan of Reorganization (as hereinafter defined), the “Reorganization”);
WHEREAS, following the Reorganization, Darden intends to effect a distribution to (the “Distribution”) to the holders of the outstanding shares of common stock, without par value, of Darden (the “Darden Common Stock”), on a pro rata basis, of all of the outstanding shares of FCPT Common Stock so that, following the Distribution, Darden and FCPT will be two (2) independent, publicly traded companies; and
WHEREAS, it is the intention of the Parties that the Reorganization and the Distribution, together with certain related transactions, qualify for tax-free treatment as a reorganization within the meaning of sections 355, 368(a)(1)(D), and 361 of the Code; and
WHEREAS, in connection with the Reorganization and the Distribution, the Parties desire to enter into this Agreement to provide for certain Tax matters, including the assignment of responsibility for the preparation and filing of Tax Returns, the payment of and indemnification for Taxes, entitlement to refunds of Taxes, and the prosecution and defense of any Tax Contest.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    General. As used in this Agreement, the following terms shall have the following meanings:
“Action” means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any court, grand jury, or other Governmental Authority or any arbitrator or arbitration panel.
“Agreement” shall have the meaning specified in the preamble.
“Affiliate” shall have the meaning specified in the Separation and Distribution Agreement.
“Assigned Assets” shall have the meaning specified in the Separation and Distribution Agreement.
“Assumed Liabilities” shall have the meaning specified in the Separation and Distribution Agreement.
“Business Day” or “Business Days” shall mean any day except a Saturday, Sunday or a day on which a commercial bank in New York, New York is authorized or required to close.
“Cash Payment” shall have the meaning specified in the Separation and Distribution Agreement.
“Closing-of-the-Books Method” shall mean the apportionment of items between portions of a Taxable period (i) in the case of any Tax based upon or related to income, gains, receipts, gross margins, employment, sales, use, or other Taxes imposed on a non-periodic basis, pursuant to an interim closing-of-the-books as of the end of the Distribution Date, and (ii) in the case of property, ad valorem and other Taxes imposed on a periodic basis, on the basis of elapsed days during the relevant portion of the Taxable period.
“Code” shall have the meaning specified in the Separation and Distribution Agreement.
“LongHorn San Antonio Business” shall have the meaning specified in the Separation and Distribution Agreement.

“Darden Common Stock” shall have the meaning specified in the recitals.
“Darden Group” shall mean Darden and its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof), but excluding any entity that is a member of the FCPT Group.
“Darden Opinions” shall mean the written opinions of Skadden, Arps, Slate, Meagher & Flom LLP and KPMG LLP, Darden’s tax advisors, addressed to Darden and dated as of the Distribution Date, with respect to certain Tax aspects of the Reorganization and the Distribution.
“Dispute” shall have the meaning specified in Section 2.10.
“Dispute Date” shall have the meaning specified in Section 2.10.
“Disqualifying Action” shall mean any action, including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions, or the failure to take any action expressly required pursuant to this Agreement, the Separation and Distribution Agreement or the Tax Materials (for the avoidance of doubt, including any such action or failure to take action that is pursuant to any plan, agreement, understanding or arrangement existing in whole or in part prior to the Distribution Date), that would, in each case, cause a Distribution Disqualification to occur; provided, however, that the term “Disqualifying Action” shall not include any action described in or contemplated by the Transaction Agreements and Tax Materials, in each case, to the extent such action does not constitute a breach of any representation, warranty, or covenant in any of the Transaction Agreements or Tax Materials.
“Distribution” shall have the meaning specified in the recitals.
“Distribution Date” shall have the meaning specified in the Separation and Distribution Agreement.
“Distribution Disqualification” shall mean that (i) the Reorganization, taken together with the Distribution, fails to qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code; (ii) the Distribution fails to qualify as a distribution of the FCPT Common Stock pursuant to section 355 of the Code, pursuant to which no gain or loss is recognized for federal income tax purposes by any of Darden, FCPT, or the holders of the Darden Common Stock, except to the extent of cash received in lieu of fractional shares; (iii) the Cash Payment fails to qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of section 361(b)(1) of the Code, but only to the extent that the Cash Payment does not exceed Darden’s tax basis in the FCPT Common Stock immediately prior to the Cash Payment and Darden distributes the Cash Payment to its creditors or shareholders in connection with the Reorganization, and/or (iv) certain of the Reorganization transactions fail to qualify for the tax-free status described in the Darden Opinions or the Private Letter Ruling.
“Distribution Taxes” shall mean all Taxes (other than Transfer Taxes), as determined by a Final Determination, resulting from the Reorganization and the Distribution (other than any Taxes arising in respect of an intercompany transaction pursuant to section 1.1502-13 of the Treasury Regulations or an excess loss account pursuant to section 1.1502-19 of the Treasury Regulations, unless such Taxes would not have arisen absent a Distribution Disqualification).
“FCPT” shall have the meaning specified in the recitals.
“FCPT Common Stock” shall have the meaning specified in the recitals.
“FCPT Group” shall mean FCPT and its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof), but excluding any entity that is a member of the Darden Group.
“FCPT Opinion” shall mean the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, Darden’s tax counsel, addressed to FCPT and dated as of the Distribution Date, in form and substance reasonably satisfactory to FCPT, to the effect, commencing with its taxable year beginning January 1, 2016, that FCPT will be organized in conformity with the requirements for qualification as a REIT under the Code and that its proposed method of operation will enable it meet the requirements for qualification and Taxation as a REIT under the Code.
“Final Determination” shall mean the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (i) by an acceptance on an IRS Form 870 or 870-AD (or any successor forms thereto), or by a comparable form or agreement pursuant to the laws of a state, local, or non-United States taxing jurisdiction, except that acceptance on an IRS Form 870 or 870-AD or comparable form or agreement will not constitute a Final Determination to the extent that such form or agreement reserves (whether by its terms or by operation of Law) the right of the taxpayer to file a claim for refund or the right of the Taxing Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (ii) by a decision, judgment, decree, or other order of a court of competent jurisdiction which is or has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise pursuant to sections 7121 or 7122 of the Code, or a comparable agreement pursuant to the laws of a state, local, or non-United States jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) or, where such periods are undefined or indefinite, in accordance with ordinary course limitation periods, by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.
“Governmental Authority” shall have the meaning specified in the Separation and Distribution Agreement.
“IRS” shall mean the Internal Revenue Service.
“Nonqualifying Income” shall have the meaning specified in the Separation and Distribution Agreement.
“Operating Partnership” shall mean Four Corners Operating Partnership, LP, a Delaware limited partnership.
“Party” shall mean Darden or FCPT, as the context may require.
“Person” shall have the meaning specified in the Separation and Distribution Agreement.
“Post-Closing Period” shall mean any Taxable year or other Taxable period beginning after the Distribution Date and, in the case of any Straddle Period, that part of the Straddle Period that begins at the beginning of the day after the Distribution Date.
“Plan of Reorganization” shall have the meaning specified in the Separation and Distribution Agreement.
“Potential Disqualifying Action” shall mean any action (including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions) that would be reasonably likely to cause a Distribution Disqualification to occur, including any action that would be inconsistent with any representation or covenant made in this Agreement, the Separation and Distribution Agreement, or the Tax Materials.
“Pre-Closing Period” shall mean any Taxable year or other Taxable period that ends on or before the Distribution Date and, in the case of any Straddle Period, that part of the Straddle Period that ends at the end of the Distribution Date.
“Private Letter Ruling” shall mean the IRS private letter ruling, dated November 5, 2015, issued to Darden.
“REIT” shall have the meaning specified in the Separation and Distribution Agreement.

“Reorganization” shall have the meaning specified in the recitals.
“Responsible Party” shall mean, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return pursuant to this Agreement.
“Restricted Period” shall mean the two (2) year period commencing on the Distribution Date.
“Ruling Request” shall mean the request for rulings submitted by Darden to the IRS in connection with the Private Letter Ruling, including all appendices, attachments and exhibits thereto and all supplemental submissions and correspondence submitted by Darden in connection with such request for rulings.
“Separation and Distribution Agreement” shall mean the Separation and Distribution Agreement by and between Darden and FCPT dated October 21, 2015, as amended.
“Straddle Period” shall mean any Taxable period commencing on or prior to, and ending after, the Distribution Date.
“Subsidiary” shall have the meaning specified in the Separation and Distribution Agreement.
“Successor REIT Determination” shall mean a determination by a Taxing Authority that a former Darden Subsidiary failed to qualify as a REIT for certain taxable year(s) and that FCPT is a successor to such Subsidiary within the meaning of section 856(g)(3) of the Code.
“Tax” (and, with correlative meaning, “Taxable”) shall mean (i) any and all U.S. federal, state, local and foreign taxes, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, employment, workers compensation, business occupation, environmental, estimated, excise, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, capital stock, paid in capital, recording, registration, property, real property gains, value added, business license, custom duties, and other taxes, charges, fees, levies, imposts, duties or assessments of any kind whatsoever, imposed or required to be withheld by any Taxing Authority, including any interest, additions to Tax, or penalties applicable or related thereto, and (ii) any liability for the Taxes of any Person under section 1.1502-6 of the Treasury Regulations (or similar provision of state or local law).
“Tax Advisor” shall mean Tax counsel of recognized national standing or a "Big Four" accounting firm, in either case, with experience in the tax area involved in the Dispute or issue.
“Tax Attributes” shall mean net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall domestic losses, overall foreign losses, dual consolidated losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future Taxable period.
“Tax Benefit” shall mean the amount by which the Tax liability (after giving effect to any alternative minimum or similar Tax) of a corporation to the appropriate Taxing Authority is reduced (including by deduction, entitlement to refund, credit, or otherwise, whether available in the current taxable year, as an adjustment to taxable income in any other taxable year or as a carryforward or carryback, as applicable), and in the case of a consolidated federal income Tax Return or combined, unitary, or other similar state, local, or other income Tax Return, the amount by which the Tax liability of the affiliated group (within the meaning of section 1504(a) of the Code) or other relevant group of corporations to the appropriate government or jurisdiction is reduced (including by deduction, entitlement to refund, credit, or otherwise, whether available in the current taxable year, as an adjustment to taxable income in any other taxable year or as a carryforward or carryback, as applicable). A Tax Benefit will be deemed to have been recognized at the time any refund of Taxes is received or applied against other Taxes due, or at the time of filing a Tax Return (including any Tax Return relating to estimated Taxes) on which a loss, deduction, or credit is applied in reduction of Taxes which would otherwise be payable; provided, however, that, where a Party has other losses, deductions, credits, or similar items available to it, deductions, credits, or items for which the other Party would be entitled to a payment under this Agreement will be treated as the last items utilized to produce a Tax Benefit.
“Tax Certificates” shall mean the certificates, in customary form, of officers of the Parties that will be provided to Skadden, Arps, Slate, Meagher & Flom LLP and/or KPMG LLP, Darden’s tax advisors, in connection with the Darden Opinions and the FCPT Opinion.
“Tax Contest” shall mean any audit, review, examination, dispute, suit, action, proposed assessment, or other administrative or judicial proceeding with respect to Taxes.
“Tax-Free Status of the Transactions” shall mean the tax-free treatment accorded to the Reorganization and the Distribution as described in the Private Letter Ruling and the Darden Opinions.
“Tax Materials” shall mean (A) the Ruling Request, (B) the Private Letter Ruling, (C) the Tax Opinions, (D) the Tax Certificates, and (E) any other materials delivered or deliverable in connection with the issuance of the Ruling and the rendering of the Tax Opinions.
“Tax Opinions” shall mean the FCPT Opinion and the Darden Opinions.
“Tax Return” shall mean any return, report, certificate, form, or similar statement or document (including any attachments thereto and any information return, amended tax return, claim for refund, or declaration of estimated tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority, or any bill for or notice related to ad valorem or other similar Taxes received from a Taxing Authority, in each case, in connection with the determination, assessment, or collection of any Tax or the administration of any laws, regulations, or administrative requirements relating to any Tax.
“Taxing Authority” shall mean any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.
“Third-Party Claim” shall mean receipt by an indemnified Party of notice of any action, suit, proceedings, audit, claim, demand, investigation or assessment made or brought by an unaffiliated third party.
“Transaction Agreements” shall have the meaning specified in the Separation and Distribution Agreement.
“Transfer Taxes” shall mean all sales, use, privilege, transfer, documentary, stamp, recording, and similar Taxes and fees (including any penalties, interest or additions thereto) imposed upon any Party in connection with the Reorganization and the Distribution.
“Treasury Regulations” shall mean the final and temporary (but not proposed) income Tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
“Unqualified Tax Opinion” shall mean an unqualified opinion of nationally recognized tax counsel on which Darden and FCPT may rely to the effect that an action or transaction (including a Potential Disqualifying Action) will not alter any of the conclusions regarding the Tax-Free Status of the Transactions. Any such opinion must assume that the Reorganization and the Distribution and any transaction associated therewith would have been tax-free, or would have had the tax treatment described in the Darden Opinions, if such action or transaction did not occur.
Section 1.2    References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The word “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits, and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words “hereof”, “hereby”, and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section, or provision of this Agreement.

ARTICLE II

TAX RETURNS AND TAX PAYMENTS
Section 2.1    Obligations to File Tax Returns.
(a)    Darden will have the sole and exclusive responsibility for the preparation and filing of all Tax Returns that any member of the Darden Group is obligated to file, including for this purpose those Tax Returns that include any member of the FCPT Group for any Pre-Closing Period or any Straddle Period. FCPT, on behalf of each member of the FCPT Group, hereby irrevocably authorizes and designates Darden as its agent, coordinator, and administrator for the purpose of taking any and all actions necessary to the filing of any such Tax Return and for the purpose of making payments to, or collecting refunds from, any Taxing Authority in respect of any such Tax Return. Except as otherwise provided herein, Darden shall have the exclusive right to file, prosecute, compromise, or settle any claim for refund for Taxes in respect of a Tax Return for which Darden bears responsibility under this Section 2.1(a) and to determine whether any refunds of such Taxes to which the Darden Group may be entitled shall be received by way of refund or credit against the Tax liability of the Darden Group.
(b)    Except as provided herein, FCPT shall have the sole and exclusive responsibility for the preparation of all Tax Returns that include any member of the FCPT Group for any Post-Closing Period. Except as otherwise provided herein, FCPT shall have the exclusive right to file, prosecute, compromise or settle any claim for refund for Taxes in respect of a Tax Return for which FCPT bears responsibility under this Section 2.1(b) and to determine whether any refunds of such Taxes to which the FCPT Group may be entitled shall be received by way of refund or credit against the Tax liability of the FCPT Group.
(c)    To the extent permitted by law or administrative practice in any jurisdiction in which Tax Returns that include any member of the FCPT Group are filed, the Parties shall cause the current Taxable period of such member of the FCPT Group to end upon the end of day on the Distribution Date.
(d)    Darden shall have the sole and exclusive responsibility for the preparation and filing of all Tax Returns that include any member of the FCPT Group for any Straddle Period.
(i)    Except as provided in Section 2.1(d)(ii), no later than twenty (20) Business Days prior to the date on which any such Straddle Period Tax Return is required to be filed (taking into account any valid extensions), Darden shall submit or cause to be submitted to FCPT a draft of such Straddle Period Tax Return for FCPT’s review. Darden shall make or cause to be made any and all changes to such Tax Return reasonably requested by FCPT, to the extent that such changes do not materially increase the amount of Tax for which Darden is responsible hereunder and shall consider, in good faith, other changes reasonably requested by FCPT; provided, however, that FCPT must submit to Darden its proposed changes to such Tax Return in writing within ten (10) Business Days of receiving such Tax Return.
(ii)    Notwithstanding the foregoing, for sales and liquor Tax Returns, no later than five (5) Business Days after the date on which any sales or liquor Straddle Period Tax Return is required to be filed (taking into account any valid extensions), Darden shall submit or cause to be submitted to FCPT a copy of such Straddle Period Tax Return as filed for FCPT’s review. Darden shall amend or correct or cause to be amended or corrected such Tax Return to reflect any and all changes to reasonably requested by FCPT, to the extent that such changes do not materially increase the amount of Tax for which Darden is responsible hereunder and shall consider, in good faith, other changes reasonably requested by FCPT; provided, however, that FCPT must submit to Darden its proposed changes to such Tax Return in writing within five (5) Business Days of receiving such Tax Return.
Section 2.2    Manner of Preparation.
(a)    Unless and until there has been a Final Determination to the contrary, all Tax Returns of or that include FCPT, Darden, or any of their respective Subsidiaries shall be prepared in a manner that is consistent with the Tax Materials. In addition, to the extent permitted by law, unless and until there has been a Final Determination to the contrary, all Tax Returns of any member of the FCPT Group prepared pursuant to Section 2.1(a) or Section 2.1(d) shall be prepared in a manner that is otherwise consistent with past practices of Darden, FCPT, and their respective Subsidiaries.
(b)    To the extent a Party takes a position on an income Tax Return prepared pursuant to Section 2.1 that is reasonably expected to materially increase the Tax liability of the other Party and there is no past practice of Darden, FCPT or their respective Subsidiaries with respect to such position, the preparing Party shall provide such income Tax Return to the other Party for its review and comment at least twenty (20) Business Days prior to the date on which such income Tax Return is required to be filed (taking into account any valid extensions). The preparing Party shall make or cause to be made any and all changes to such Tax Return reasonably requested by the other Party, provided, however, that the other Party must submit to the preparing Party its proposed changes to such Tax Return in writing within ten (10) Business Days of receiving such Tax Return. To the extent the Parties disagree with respect to the position, the Parties shall negotiate in good faith to resolve such dispute. If the Parties are unable to resolve the dispute, such dispute shall be resolved pursuant to the terms of Section 2.10 of this Agreement.

Section 2.3    Obligation to Remit Taxes. Except as otherwise provided herein, Darden and FCPT shall each remit or cause to be remitted to the applicable Taxing Authority any Taxes due in respect of any Tax Return that it is required to file hereunder (or, in the case of a Tax for which no Tax Return is required to be filed, which is otherwise payable by it or its Subsidiaries to any Taxing Authority) and shall be entitled to reimbursement for such payments from the other Party to the extent provided herein; provided, however, that in the case of any Tax Return, the Party not required to file such Tax Return shall remit to the Party required to file such Tax Return in immediately available funds the amount of any Taxes reflected on such Tax Return for which the former Party is responsible hereunder at least five (5) Business Days before payment of the relevant amount is due to a Taxing Authority provided such Tax Return is completed at that time.
Section 2.4    Allocation of and Indemnification for Taxes.
(a)    Indemnification by Darden. Darden shall pay or cause to be paid, shall be responsible for, and shall indemnify, defend, and hold harmless FCPT from and against, (i) all Taxes (other than Distribution Taxes) of the Darden Group for any period, (ii) all Taxes (other than Distribution Taxes) of the Darden Group and the FCPT Group for any Pre-Closing Period, and (iii) all Distribution Taxes, except to the extent that such Taxes are subject to indemnification by FCPT pursuant to Section 2.4(b)(ii).
(b)    Indemnification by FCPT.
(i)    FCPT shall pay or cause to be paid, shall be responsible for, and shall indemnify, defend, and hold harmless Darden from and against all Taxes (other than Distribution Taxes) of the FCPT Group, or that otherwise relate to the Assigned Assets or Assumed Liabilities, for any Post-Closing Period (except for Taxes for which Darden is responsible pursuant to Section 2.4(a)).
(ii)    Notwithstanding any other provision of this Agreement to the contrary, if there is a Final Determination that a Distribution Disqualification has occurred, then, to the extent that the Distribution Disqualification results from any Disqualifying Action taken after the Distribution Date by FCPT or any other member of the FCPT Group, FCPT shall indemnify, defend, and hold harmless the Darden Group from and against any and all (A) Distribution Taxes, (B) accounting, legal, and other professional fees and court costs incurred in connection with such Taxes (other than such costs incurred in the joint defense of a Third-Party Claim, which costs are subject to Section 5.4 below) and (C) Taxes resulting from indemnification payments hereunder incurred by the Darden Group. Notwithstanding any other provision of this Agreement to the contrary, the liability of FCPT pursuant to this Section 2.4(b)(ii), subject to the limitations contained in Section 2.4(c), shall be the sole and exclusive basis for any remedy of Darden and its Affiliates for any matter (including any breach of representation or covenant) related to a Distribution Disqualification or any Distribution Taxes.
(c)    Straddle Period Taxes. In the case of Taxes (other than Distribution Taxes) that are attributable to a Straddle Period, such Taxes shall be allocated between the portion of the Straddle Period that is a Pre-Closing Period and the portion of the Straddle Period that is a Post-Closing Period based on the Closing-of-the-Books Method.
Section 2.5    Transfer Taxes. Any Transfer Taxes shall be paid by Darden, and Darden will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, FCPT will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, if FCPT fails to join in the execution of any such Tax Returns and other documentation then Darden shall be authorized to execute such Tax Returns and other documentation on behalf of FCPT.
Section 2.6    Refunds. FCPT shall be entitled to any refund of or credit for Taxes for which FCPT is responsible under this Agreement, and Darden shall be entitled to any refund of or credit for Taxes for which Darden is responsible under this Agreement. Refunds for any Straddle Period shall be equitably apportioned between Darden and FCPT in accordance with the provisions of this Agreement governing the Taxes with respect to such periods. A Party receiving a refund to which the other Party is entitled pursuant to this Agreement shall pay the amount to which such other Party is entitled within thirty (30) calendar days after the receipt of the refund.
Section 2.7    Carrybacks. To the extent permitted by law, the FCPT Group shall elect to forego a carryback of any net operating losses, capital losses, or credits (including the election under section 172(b)(3) of the Code) from any Post-Closing Period to any Pre-Closing Period. If and to the extent that the FCPT Group is not permitted by applicable law to forego such carryback and requests in writing that Darden obtain a refund with respect to such carryback, then (a) Darden shall use commercially reasonable efforts to obtain a refund with respect to such carryback (including by filing an amended Tax Return) and (b) to the extent that Darden receives a refund of Taxes (including interest received thereon) attributable to such carryback, Darden shall pay such refund to FCPT. Darden shall be entitled to reduce the amount of any such refund for its reasonable out-of-pocket costs and expenses incurred in connection with such refund, including any Taxes on receipt of such refund or interest thereon.
Section 2.8    Tax Attributes. As soon as reasonably practicable following the Distribution Date, and, in any event, at least ninety (90) calendar days before the due date (including extensions) of the federal income Tax Return for the FCPT Group for the tax year ending December 31, 2015, Darden shall provide FCPT with its calculation of the Tax Attributes associated with the FCPT Group and the Tax bases of the assets and liabilities transferred to FCPT in connection with the

Distribution for its review and comment, which calculation shall be in accordance with applicable law. Darden shall consider in good faith any reasonable comments to such calculation proposed by FCPT within thirty (30) calendar days of FCPT’s receipt of such calculations and shall not unreasonably withhold incorporation of FCPT’s comments. To the extent the Parties are unable to resolve a dispute with respect to the calculations, and such dispute is with respect to an issue of law or fact, such dispute will be settled pursuant to the terms of Section 2.10 of this Agreement. Unless and until there has been a Final Determination to the contrary, all Tax Returns of or that include FCPT, Darden, or any of their respective Subsidiaries shall be prepared in a manner that is consistent with the determination of the allocation of Tax Attributes pursuant to this Section 2.8.
Section 2.9    Amended Returns. Without the prior written consent of Darden, which consent shall not be unreasonably withheld, conditioned, or delayed, FCPT shall not, and shall not permit any member of the FCPT Group to, file any amended Tax Return that includes any member of the Darden Group.
Section 2.10    Dispute Resolution. Subject to the final sentence of this Section 2.10, the Parties shall attempt in good faith to resolve any disagreement arising with respect to this Agreement, including any dispute in connection with a claim by a third party (a “Dispute”). Either Party may give the other Party written notice of any Dispute not resolved in the normal course of business. Subject to the final sentence of this Section 2.10, if the Parties cannot agree within thirty (30) Business Day following the date on which one Party gives such notice (the “Dispute Date”), then the Dispute shall be referred to a Tax Advisor acceptable to each of the Parties to act as an arbitrator in order to resolve the dispute. If the Parties are unable to agree upon a Tax Advisor within fifteen (15) calendar days, the Tax Advisor selected by Darden and the Tax Advisor selected by FCPT shall jointly select a Tax Advisor that will resolve the dispute. Such Tax Advisor shall be empowered to resolve the Dispute, including by engaging nationally recognized accountants and other experts. The Tax Advisor chosen to resolve the Dispute shall furnish written notice to the Parties of its resolution of such Dispute as soon as practicable, but in no event later than forty-five (45) Business Days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Parties. Each of Darden and FCPT shall bear fifty percent (50%) of the aggregate expenses of the Tax Advisor chosen to resolve the Dispute. Notwithstanding the foregoing, this provision shall not apply to any Dispute related to liability for, or an indemnification obligation with respect to, any Distribution Taxes.
Section 2.11    FCPT Tax Status. The Parties acknowledge that FCPT intends to be taxed as a C-corporation for the taxable year ending December 31, 2015. The Parties also acknowledge that FCPT intends to qualify and elect to be subject to tax as a REIT for the taxable year ending December 31, 2016 and thereafter.

ARTICLE III

REPRESENTATIONS AND COVENANTS
Section 3.1    Compliance with the Ruling Request, the Private Letter Ruling, and the Tax Opinions.
(c)    Darden hereby represents and warrants that (i) it has examined (or upon receipt will examine) the Tax Materials and (ii) the facts presented and representations made therein, to the extent descriptive of or otherwise relating to Darden or any of its Affiliates (including the FCPT Group), are or will be, from the time presented or made through and including the Distribution Date, true, correct, and complete in all material respects. Darden hereby confirms and agrees to comply (or to cause its Subsidiaries, including the FCPT Group for periods through and including the Distribution Date, to comply) with any and all covenants and agreements in the Tax Materials made by any member of the Darden Group.
(d)    FCPT hereby represents and warrants that (i) it has examined (or upon receipt will examine) the Tax Materials and (ii) the facts presented therein, to the extent descriptive of or relating to the intent, action, or non-action of the FCPT Group as of or following the Distribution Date, will be true, correct, and complete in all material respects, and (iii) the representations made therein, to the extent made by any member of the FCPT Group, are or will be, from the time presented or made through and including the Distribution Date, true, correct, and complete in all material respects. FCPT hereby confirms and agrees to comply (or to cause the members of the FCPT Group to comply) with any and all covenants and agreements in the Tax Materials made by any member of the FCPT Group.
Section 3.2    Covenants.
(a)    From and after the Distribution Date, Darden shall not, and shall not permit any member of the Darden Group (but, for avoidance of doubt, not including the FCPT Group) to, take any Disqualifying Action.
(b)    Except as otherwise provided in this Section 3.2, until the expiration of the Restricted Period, FCPT shall not, and shall not permit any member of the FCPT Group to, take a Potential Disqualifying Action.
(c)    Until the expiration of the Restricted Period, FCPT shall not enter into (or permit any member of the FCPT Group to enter into) any agreement, understanding, or arrangement or any substantial negotiations with respect to any transaction (including a merger to which FCPT is a party) involving the acquisition (including by any member of the FCPT Group) of capital stock of FCPT, and FCPT shall not issue any additional shares of capital stock or transfer or modify any options, warrants, convertible obligations, or other instrument that provides for the right or possibility to issue, redeem, or transfer any shares of capital stock of FCPT (or enter into any agreement, understanding, arrangement, or any substantial negotiations with respect to any such issuance, transfer, or modification), except to the extent that all such agreements, understandings, arrangements, substantial negotiations, and other issuances, taken together, do not involve a direct or indirect acquisition by any Person or Persons of a “50 percent or greater interest” in FCPT within the meaning of section 355(d)(4) of the Code. Notwithstanding the foregoing:
(iii)    FCPT may issue additional shares of common stock of FCPT to a person in a transaction to which section 83 or section 421(a) or (b) of the Code applies (or options to acquire stock in such a transaction) in connection with the person’s performance of services as an employee, director or independent contractor of any member of the FCPT Group or any other person that is related to FCPT under section 355(d)(7)(A) of the Code or a corporation the assets of which FCPT or a member of the FCPT Group acquires in a reorganization under section 368 of the Code, provided that such stock is not excessive by reference to the services performed by such person and such person or a coordinating group of which the person is a member will not be a controlling shareholder or a ten-percent shareholder of FCPT (within the meaning of sections 1.355-7(h)(3) and (8) of the Treasury Regulations) immediately after the issuance of such common stock; and
(iv)    FCPT may issue additional shares of common stock of FCPT to a retirement plan of FCPT or any other person that is treated as the same employer as FCPT under section 414(b), (c), (m), or (o) of the Code that qualifies under section 401(a) or 403(a) of the Code, provided that the stock acquired by all of the qualified plans of FCPT and such other persons during the four-year period beginning two (2) years before the Distribution Date does not, in the aggregate, represent more than ten percent (10%) of the total combined voting power of all classes of stock of FCPT entitled to vote or more than ten percent (10%) of the total value of shares of all classes of stock of FCPT.
(d)    Until the expiration of the Restricted Period, FCPT shall continue and cause to be continued the active conduct (as defined in section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the LongHorn San Antonio Business, taking into account section 355(b)(3) of the Code.
(e)    Until the expiration of the Restricted Period, FCPT shall not voluntarily dissolve, liquidate, merge, or consolidate with any other Person, unless, in the case of a merger or consolidation, FCPT is the survivor of the merger or consolidation.
(f)    Until the expiration of the Restricted Period, FCPT shall not redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, except to the extent such repurchases satisfy section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48 and Revenue Procedure 2013-32).
(g)    Notwithstanding the foregoing, the provisions of this Section 3.2 shall not prohibit FCPT or any member of the FCPT Group from implementing any action or transaction (including a Potential Disqualifying Action) if (i) the IRS has granted a favorable ruling to Darden or FCPT that such action would not alter the Tax-Free Status of the Transactions, (ii) FCPT has delivered to Darden an Unqualified Tax Opinion, in form and substance reasonably acceptable to Darden, with respect to such action or transaction, or (iii) Darden has waived in writing the requirement to obtain such ruling or Unqualified Tax Opinion with respect to such action or transaction. Within twenty (20) Business Days of the receipt by Darden of a draft of an Unqualified Tax Opinion, Darden shall inform FCPT in writing of whether such Unqualified Tax Opinion is reasonably acceptable to it and, to the extent unacceptable, shall inform FCPT with reasonable specificity of the reasons therefor. If FCPT notifies Darden that it desires to seek a ruling from the IRS or an Unqualified Tax Opinion with respect to such an action or transaction, Darden shall cooperate with FCPT and use its commercially reasonable efforts to assist FCPT in obtaining such a ruling from the IRS or an Unqualified Tax Opinion. FCPT shall reimburse Darden for all reasonable out-of-pocket costs and expenses incurred by the Darden Group in assisting FCPT in obtaining a ruling or Unqualified Tax Opinion within ten (10) Business Days after receiving an invoice from Darden therefor.
(h)    From and after the Distribution Date, upon a Successor REIT Determination, Darden shall use and shall cause each of its Subsidiaries to use its reasonable best efforts to cure any issue with respect to the REIT status of the relevant Darden Subsidiary.
ARTICLE IV

PAYMENTS
Section 4.1    Payments. Except as otherwise provided herein, payments due under this Agreement shall be made no later than ten (10) Business Days after (i) the receipt or crediting of a refund or (ii) the delivery of notice of payment of a Tax for which the other Party is responsible under this Agreement, in each case, to an account designated by the Party entitled to such payment. Payments due hereunder, but not made within such period, shall be accompanied by simple interest at a rate of ten percent (10%).
Section 4.2    Treatment of Payments. The Parties agree that any payment made between the Parties pursuant to this Agreement or the Separation and Distribution Agreement with respect to a Pre-Closing Period or as a result of an event or action occurring in a Pre-Closing Period shall be treated, to the extent permitted by law, for all Tax purposes as a distribution from or a capital contribution to FCPT made immediately prior to the Distribution. If the receipt or accrual of any such payment that is an indemnification payment results in Taxable income (including an increase in the amount of any gain or other income recognized on the Distribution) to the recipient thereof, such payment shall be increased so that, after the payment of any Taxes with respect to the payment, the recipient thereof shall have realized the same net amount it would have realized had the payment not resulted in Taxable income. To the extent that any Party is liable for Taxes for which the other Party is responsible hereunder and such liability for Taxes gives rise to a Tax Benefit to the former Party, the amount of any payment made to the former Party by the latter Party shall be decreased by taking into account any resulting reduction in Taxes of the former Party.  If a reduction in Taxes of the former Party occurs in a Taxable period following the period in which the payment is made by the latter Party, the former Party shall promptly repay the latter Party the amount of such reduction when actually realized.
Section 4.3    Notice. The Parties shall give each other prompt written notice of any payment that may be due to the provider of such notice under this Agreement.
Section 4.4    FCPT Nonqualifying Income. In the event that counsel or independent accountants for FCPT determine that there exists a material risk that any indemnification payments due under this Agreement would be treated as Nonqualifying Income upon the payment of such amounts to FCPT, the payments under this Agreement shall be made pursuant to Section 7.8(f) of the Separation and Distribution Agreement.
ARTICLE V

TAX CONTESTS
Section 5.1    Notice of Tax Contests. FCPT shall promptly notify Darden in writing upon receipt by FCPT or any member of the FCPT Group of a written communication from any Taxing Authority with respect to any Tax Contest concerning any Tax Return or otherwise concerning Taxes for which Darden may be liable under this Agreement. Darden shall promptly notify FCPT in writing upon receipt by Darden or any member of the Darden Group of a written communication from any Taxing Authority with respect to any Tax Contest concerning any Tax Return or otherwise concerning Taxes for which FCPT may be liable under this Agreement.
Section 5.2    Control of Contest by Darden. Except as provided in Section 5.4, Darden shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Taxing Authority, involving (a) any Pre-Closing Period Tax Return of FCPT or any member of the FCPT Group or otherwise relating to the Assigned Assets or Assumed Liabilities for a Pre-Closing Period or (b) any Straddle Period Tax Return of FCPT or any member of the FCPT Group or otherwise relating to the Assigned Assets or Assumed Liabilities for a Straddle Period, to the extent that the Tax Contest relates only to the Pre-Closing Period portion of such Straddle Period. Upon FCPT’s request, FCPT shall be allowed to participate in, but not to control, at FCPT’s expense, the handling of any such Tax Contest with respect to any item that may affect FCPT’s liability for Taxes pursuant to this Agreement. Darden shall not settle or concede any such Tax Contest with respect to any item in excess of $50,000 for which FCPT is liable hereunder without the prior written consent of FCPT, which consent shall not be unreasonably withheld, delayed, or conditioned.
Section 5.3    Control of Contest by FCPT. Except as provided in Section 5.4, FCPT shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Taxing Authority, involving any Tax Return that includes FCPT or any member of the FCPT Group or otherwise relates to the Assigned Assets or Assumed Liabilities not described in Section 5.2. Upon Darden’s request, Darden shall be allowed to participate in, but not to control, at Darden’s expense, the handling of any such Tax Contest with respect to any item that may affect the liability of Darden hereunder. FCPT shall not settle or concede any such Tax Contest with respect to any item in excess of $50,000 for which Darden is liable hereunder without the prior written consent of Darden, which consent shall not be unreasonably withheld, delayed, or conditioned.
Section 5.4    Joint Control of Certain Tax Contests. Darden and FCPT shall jointly control, and shall cooperate in good faith in, the handing of any Tax Contest that relates to (i) any potential Distribution Disqualification or any Distribution Taxes for which FCPT may be obligated to provide indemnification hereunder or (ii) any Straddle Period Tax Return, if the Tax Contest relates both to the Pre-Closing Period portion and to the Post-Closing Period portion of the Straddle Period. Darden and FCPT shall exercise their rights to jointly control the defense (in a manner that would preserve for both Darden and FCPT any attorney-client privilege, joint defense, or other privilege with respect thereto) of any such Tax Contest solely for the purpose of defeating such Tax Contest. If either Darden or FCPT fails to jointly defend any such Tax Contest, then the other party shall solely defend such Tax Contest and the party failing to jointly defend shall use reasonable best efforts to cooperate with the other party in its defense of such Tax Contest. Darden and FCPT shall each pay its own expenses related to the handling of any such Tax Contest.
ARTICLE VI

COOPERATION
Section 6.1    General. Each Party shall, and shall cause all of such Party’s Subsidiaries and, to the extent capable of so doing, Affiliates to, fully cooperate with the other Party in connection with the preparation and filing of any Tax Return or the conduct of any Tax Contest (including, where appropriate or necessary, providing a power of attorney) concerning any issues or any other matter contemplated under this Agreement. Each Party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.
Section 6.2    Consistent Treatment. Unless and until there has been a Final Determination to the contrary, each Party agrees (a) to treat the Reorganization, taken together with the Distribution, as a tax-free reorganization under section 368(a)(1)(D) of the Code and the Distribution as a tax-free distribution of the FCPT Common Stock under section 355 of the Code, and (b) not to take any position on any Tax Return or in connection with any Tax Contest that is inconsistent with (i) the allocation of Taxes and Tax Attributes hereunder, or (ii) this Agreement, the Separation and Distribution Agreement, or the Tax Materials.
ARTICLE VII

RETENTION OF RECORDS; ACCESS
Section 7.1    Retention of Records; Access. The Parties shall (a) retain records, documents, accounting data, and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of either the Darden Group or the FCPT Group for any Taxable period, or for any Tax Contests relating to such Tax Returns, and (b) give to the other Party reasonable access to such records, documents, accounting data, and other information (including computer data) and to its personnel (insuring their cooperation) and premises, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of a Party under this Agreement or for purposes of the preparation or filing of any such Tax Return, the conduct of any Tax Contest or any other matter reasonably and in good faith related to the Tax affairs of the requesting Party. The requesting party shall bear all reasonable out-of-pocket costs and expenses in connection therewith. At any time after the Distribution Date that Darden or any member of the Darden Group proposes to destroy such material or information, Darden shall first notify FCPT in writing and FCPT shall be entitled to receive such materials or information proposed to be destroyed. At any time after the Distribution Date that FCPT or any member of the FCPT Group proposes to destroy such material or information, FCPT shall first notify Darden in writing and Darden shall be entitled to receive such materials or information proposed to be destroyed.
Section 7.2    Confidentiality; Ownership of Information; Privileged Information. The provisions of Section 8.2 of the Separation and Distribution Agreement relating to confidentiality of information, ownership of information, privileged information, and related matters shall apply with equal force to any records and information prepared and shared by and among the Parties in carrying out the intent of this Agreement.
Section 7.3    Continuation of Retention of Information, Access Obligations. The obligations set forth above in Section 7.1 and Section 7.2 shall continue until the longer of (a) the time of a

Final Determination or (b) expiration of all applicable statutes of limitations to which the records and information relate. For purposes of the preceding sentence, each Party shall assume that no applicable statute of limitations has expired unless such Party has received notification or otherwise has actual knowledge that such statute of limitations has expired.
ARTICLE VIII

MISCELLANEOUS PROVISIONS
Section 8.1    Complete Agreement; Construction. This Agreement shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.
Section 8.2    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.
Section 8.3    Survival of Agreements. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).
Section 8.4    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or when so received by facsimile or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:

If to Darden:	Darden Restaurants, Inc. 1000 Darden Center Drive Orlando, FL 32837 Attention: Angela Simmons

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Attention: Pamela Lawrence Endreny

If to FCPT:	Four Corners Property Trust, Inc. 591 Redwood Highway Suite 1150 Mill Valley, CA 94941 Attention: Chief Executive Officer Chief Financial Officer

or to such other address and with such other copies as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.
Section 8.5    Waivers. The failure of any Party to require strict performance by the other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.
Section 8.6    Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.
Section 8.7    Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties hereto, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall be for the sole benefit of the Parties hereto, and their respective successors and permitted assigns, and is not intended, nor shall be construed, to give any Person, other than the Parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit, remedy, or claim hereunder.
Section 8.8    No Strict Construction. Darden and FCPT each acknowledge that this Agreement has been prepared jointly by the Parties hereto and shall not be strictly construed against any Party hereto.

Section 8.9    Application to Present and Future Subsidiaries. This Agreement is being entered into by the Parties on behalf of themselves and their respective Subsidiaries. This Agreement shall constitute a direct obligation of each such entity and shall be deemed to have been readopted and affirmed on behalf of any entity that becomes a Subsidiary of any Party to this Agreement in the future.
Section 8.10    Titles and Headings. The headings and table of contents in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.
Section 8.11    Exhibits and Schedules. The exhibits and schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.
Section 8.12    Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for any district within such state for the purpose of any Action or judgment relating to or arising out of this Agreement or any of the transactions contemplated hereby and to the laying of venue in such court. Service of process in connection with any such Action may be served on each Party hereto by the same methods as are specified for the giving of notices under this Agreement. Each Party hereto irrevocably and unconditionally waives and agrees not to plead or claim any objection to the laying of venue of any such Action brought in such courts and irrevocably and unconditionally waives any claim that any such Action brought in any such court has been brought in an inconvenient forum.
Section 8.13    Severability. If any term, provisions, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Darden Restaurants, Inc.

By:	/s/ Anthony G. Morrow
Name: Anthony G. Morrow
Title: Corporate Secretary

Four Corners Property Trust, Inc.

By:	/s/ William H. Lenehan
Name: William H. Lenehan
Title: Chief Executive Officer

23935768-CHISR01A - MSW